March 17, 2008

Ms. Lynn Dicker
Reviewing Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re: Repro-Med Systems, Inc.
                      Form 10KSB for the fiscal year ended
                        February 28, 2007
                      Forms 10-QSB for the quarters ended
                        May 31, August 31, and
                        November 30, 2007
                      File No. 0-12305

Dear Ms. Dicker:

In response to your comments, we offer the following reply:


Form 10-KSB for the year ended February 28, 2007
------------------------------------------------

General
-------

     1. The Company acknowledges that it s responsible for the adequacy and accuracy of the disclosures in the filing; that the staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note 8-Long Term Debt, page 27
------------------------------

     2. In discussions with the SEC and the Company's Chief Executive officer, it was concluded that if the Company paid the outstanding convertible notes prior to the end of its current fiscal year, ending February 29, 2008, that calculations of the embedded derivative would not be required, eliminating the necessity to restate prior years financial statements. The Company advises, that it has paid off the convertible notes. Three notes remain which expire in June 2008, and there is no stock remaining to be issued under these obligations.


Note 11-Commitments and Contingencies, page 29
----------------------------------------------

     3. The Company has revisited its commitment and contingency issue with respect to a previous rework order which has been a contingency for several years. In reviewing this matter, it has concluded that its contingency exposure based upon current facts and circumstances approximates $26, 400. The Company will record this contingency in its current financial statement for the year ending February 29, 2008. It will also describe the terms of the warranties it offered under this sale. This is the only sale which required a rework contingency.


Amendment 1 to Forms 10-QSB for the quarters ended May 31, 2007 and August 31, 2007
--------------------------------------------------------------------------------

Form 10-QSB for the quarter ended November 30, 2007
---------------------------------------------------

Item 7, Controls and Procedures
-------------------------------

The quarterly form indicated above will be revised to include the appropriate disclosures.


Should you have any further comments or questions, please advise.


                                        Very truly yours,

                                        /s/ Andrew Sealfon

                                        Andrew Sealfon
                                        President